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December 27, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

Re:   Request for Withdrawal of Post-Effective Amendment No. 41 Filed on
      Form N-6
      RiverSource Variable Life Separate Account
      File Nos. 333-69777 and 811-04298
      RiverSource Variable Universal Life IV/RiverSource Variable Universal Life IV -- Estate Series (VUL IV/VUL IV - ES)
      SEC Accession Number: 0000950123-10-092385

Dear Commissioners:

On Oct. 8, 2010, RiverSource Life Insurance Company ("Company"), on behalf of RiverSource Variable Life Separate Account ("Registrant"), filed Post-Effective Amendment No. 41 ("Amendment No. 41") on Form N-6 pursuant to Rule 485(a)(1) of the Securities Act of 1933 ("1933 Act") for the purpose of making material changes to the above-referenced variable life insurance policy by supplement. The material change was the addition of a new benefit provision.

At this time, the Company and Registrant have elected not to offer the benefit for sale on the above-referenced variable life insurance policy. Therefore, on behalf of the Company and Registrant, we hereby respectfully request that the filing be withdrawn and that the Commission take no further action with respect thereto.

Thank you for your attention in this matter. Any questions regarding this request should be directed to me at 612-678-4177.

Very truly yours,


/s/ Dixie Carroll
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Dixie Carroll
Assistant General Counsel and
Assistant Secretary
RiverSource Life Insurance Company